FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

25 November 2013

PRESS RELEASE

Having obtained the consent of the Hellenic Financial Stability Fund and notification from the Ministry of Finance regarding approval by the European Commission DG Comp in respect of the terms of the specific transaction, National Bank of Greece signed today, 25 November 2013, with Invel Real Estate (Netherlands) II BV for the sale and transfer of a 66% stake in subsidiary National Pangaea REIC at current valuations (NAV) for a total consideration of €653 million, which will take place once other conditions, formalities and approvals required to complete the transaction have been fulfilled.

The overall transaction includes a) cash payment of €161 million by Invel to the Bank, b ) contribution by Invel of an Italian company with property and net assets worth €73 million to a share capital increase through contribution in kind to be carried out by NBG Pangaea, c ) financing by NBG (vendor financing) of the additional part of the consideration to be paid, against collateral, and d ) contribution by the Bank of real estate of net asset value of €72 million to the said share capital increase of NBG Pangaea REIC.

Upon completion of the transaction NBG will retain a 34% stake in NBG Pangaea REIC. In addition, it will continue to have control of NBG Pangea REIC for up to 5 years, appointing the majority of the members of the Board of Directors and the Investment Committee, and it will hold additional contractual rights.

The real estate and assets to be contributed by National Bank of Greece and Invel to NBG Pangaea REIC under the share capital increase have been appraised by qualified property valuers.

The transaction serves NBG’s strategy to further strengthen its capital position. It is estimated that the Bank’s capital adequacy ratio will be enhanced by around 40 basis points as a result of the transaction.

At the same time, this move serves to facilitate and prepare for the planned listing in 2015 of NBG Pangaea on the Athens Exchange, as per the provisions of the legal framework. Furthermore, NBG Pangaea’s real estate portfolio will be able to grow on the European level, thereby giving momentum to its investment program allowing for diversification of its real estate portfolio leading to the company’s listing on the Athens Stock Exchange.

Morgan Stanley & Co International plc acted as financial advisor to National Bank of Greece for the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 25th November, 2013

/s/Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer